CLEARY GOTTLIEB STEEN & HAMILTON LLP

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clearygottlieb.com

EUROPE & MIDDLE EAST
ABU DHABI
BRUSSELS
COLOGNE
FRANKFURT
LONDON
MILAN
PARIS
ROME

3 October 2023

To:

MUFG Securities EMEA plc
Ropemaker Place,
25 Ropemaker St,
London EC2Y 9AJ
United Kingdom

With a copy to:

United States Securities and Exchange Commission
SEC Headquarters
100 F Street
NE Washington, DC 20549-1090
United States of America

Re: SEC Registration as a Non-resident Security-based Swap Dealer

We have acted as special English counsel to MUFG Securities EMEA plc (the "Firm"), an investment firm regulated by the United Kingdom ("UK") Financial Conduct Authority ("FCA") and the UK Prudential Regulation Authority ("PRA"), in connection with the Firm's application to register with the United States ("U.S.") Securities and Exchange Commission ("SEC" or the "Commission") as a non-resident security-based swap ("SBS") dealer ("SBSD"). In connection with such registration, we have been asked to analyze the following questions:

(a)   whether the Firm can, as a matter of English law, provide the SEC with prompt access to its Covered Books and Records; and

(b)   whether the Firm can, as a matter of English law, submit to on-site inspection and examination by the SEC of its Covered Books and Records.

This legal opinion is provided in order to satisfy the requirement in 17 C.F.R. § 15Fb2-4(c)(1)(ii).

For the purposes of this opinion letter:

"Application Date" means the date that the Firm filed its application to register with the SEC as a non-resident SBSD.

"Covered Books and Records" are only those books and records that:

(a)   relate to the "U.S. business" (as defined in 17 C.F.R. § 240.3a71-3(a)(8)) of the non-resident SBSD, *i.e.*, books and records that relate to an SBS transaction that is either:

(i)   entered into, or offered to be entered into, by or on behalf of the Firm with a U.S. person (other than an SBS conducted through a foreign branch of such U.S. person); or

(ii)   arranged, negotiated, or executed by personnel of the Firm located in a U.S. branch or office, or by personnel of an agent of the Firm located in a U.S. branch or office; or

(b)   constitute financial records necessary for the SEC to assess the Firm's compliance with the SEC's margin and capital requirements, if applicable.

Additionally, books and records pertaining to SBS transactions entered into prior to the date that the Firm submits an application for registration are not Covered Books and Records.

"Relevant Books and Records" means the Covered Books and Records that are physically held or electronically accessible in the UK.

"UK GDPR" means the General Data Protection Regulation 2016/679 as it forms part of the UK's "retained EU law" under (and as defined in) the European Union (Withdrawal) Act 2018, as amended by Schedule 1 to the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019 (SI 2019/419).

In arriving at our opinions below, we have reviewed:

(a)   the Memorandum of Understanding signed between the FCA, the PRA and the SEC on July 30, 2021 (the "MoU");[1]

(b)   the administrative arrangement for the transfer of personal data between the SEC and the FCA signed on 29 April 2020 (the "Administrative Arrangement");[2]

(c)   the letter from the UK Information Commissioner's Office (the "ICO") to the SEC dated September 11, 2020 (the "ICO Letter");[3]

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[1]   Memorandum of Understanding Concerning Consultation, Cooperation and the Exchange of Information Related to the Supervision and Oversight of Certain Cross-Border Over-the-Counter Derivatives Entities In Connection with the Use of Substituted Compliance by Such Entities, signed on 30 July 2021, available at https://www.fca.org.uk/publication/mou/sec-fca-boe-mou-2021.pdf.

[2]   Available at: https://www.sec.gov/files/FCA-SEC-AA-FINAL.pdf.

[3]   Available at: https://ico.org.uk/media/for-organisations/documents/2619110/sec-letter-20200911.pdf.

(d)   the SEC rules set out in Release No. 34-87780; File No. S7-07-19 on "Cross-Border Application of Certain Security-Based Swap Requirements", which rules were stated as effective on April 6, 2020 (the "SEC Rules and Guidance"); and

(e)   the SEC order granting conditional substituted compliance in connection with certain requirements applicable to non-U.S. security-based swap dealers and major security-based swap participants subject to regulation in the United Kingdom, dated July 30, 2021,[4] and subsequently amended and restated order dated October 22, 2021.[5]

In addition, we have made such investigations of law as we have deemed appropriate as a basis for the opinions expressed below.

I.   ASSUMPTIONS

In rendering our opinion statements below, we have assumed and not independently verified:

(a)   the SEC's requests for the Relevant Books and Records (as defined above) and on-site inspection and examination will be *intra vires* under U.S. federal securities laws and within the scope of the SEC's regulatory authority;

(b)   the SEC will maintain any information, data and documents obtained from the Firm in a secure manner and in compliance with all applicable U.S. laws of confidentiality and not share onwards any personal data obtained from the Firm other than in accordance with applicable U.S. laws;

(c)   the MoU is in full force and effect and no notice of termination has been sent pursuant to Article XI thereof; and

(d)   the FCA, the PRA and the SEC (as applicable) will comply in all respects with all provisions of the MoU and Administrative Arrangement.

II.   OPINION STATEMENTS

Based upon the foregoing and subject to the assumptions in this letter and the following qualifications, it is our opinion that:

(a)   the Firm can, as a matter of English law, provide the SEC with prompt access to its Covered Books and Records; and

(b)   the Firm can, as a matter of English law, submit to on-site inspection and examination by the SEC of its Covered Books and Records.

III.   QUALIFICATIONS

The opinion statements above are subject to the qualifications set out below:

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[4]   Available at: https://www.sec.gov/rules/other/2021/34-92529.pdf

[5]   Available at: https://www.sec.gov/rules/other/2021/34-93411.pdf

(a)   This opinion letter is confined to legal matters, and we express no opinion as to any factual matters (whether occurring before or after the Application Date).

(b)   This opinion letter, and the opinion statements set out herein, are limited to and shall be governed by English law and construed in accordance with English rules of construction.

(c)   We do not express any opinion as to, and have not made any investigation of, any law other than English law in force as at the Application Date and as applied according to published case law as at the Application Date.

(d)   The opinion statements set out above are premised upon and taking into account the ICO Letter.

(e)   The opinions expressed herein are rendered on and as of the Application Date, and we assume no obligation to advise you (or any other person), or undertake any investigations, as to any legal developments or factual matters arising subsequent to the Application Date that might affect the opinions expressed herein. We acknowledge that SEC rules require a non-resident SBSD to re-certify within ninety days after any changes in the legal or regulatory framework that would impact the ability of the SBSD to provide, or the manner in which it would provide, prompt access to its books and records, or would impact the ability of the SEC to inspect and examine the SBSD. Upon such change of law, the SBSD will be required to submit a revised opinion describing how, as a matter of English law, the SBSD will continue to meet its obligations.

(f)   The opinion statements set out above are premised and predicated upon the SEC Rules and Guidance. The SEC Rules and Guidance state that: "[in its Proposing Release, as defined therein] the Commission stated its "preliminary belief" that it would be appropriate for an SBS Entity's certification and opinion of counsel to be predicated, as necessary, on the SBS Entity obtaining the prior consent of the persons whose information is or will be included in the SBS Entity's books and records." The SEC Rules and Guidance also state that: "Accordingly, the Commission is clarifying that, when an SBS Entity is relying on consents in providing the required certification and opinion of counsel regarding its covered books and records, the SBS Entity should obtain consents in a time and manner consistent with the representations made in the certification and opinion of counsel (such as, prior to entering into a transaction with counterparties for which the SBS Entity is relying on consents in providing the required certification and opinion of counsel regarding its covered books and records), in order to ensure Commission prompt access to books and records, regardless of whether the entity is conditionally or permanently registered."

IV.   RELIANCE

This opinion letter is being furnished solely for the benefit of the Firm and, solely for purposes of the condition to registration pursuant to 17 C.F.R. § 15Fb2-4(c)(1), the SEC, and is not to be relied on by, or furnished to, any other person or used, circulated, quoted or otherwise referred to for any other purpose, except that the Firm may submit this opinion letter to the SEC as part of its application to register as a non-resident SBSD. In authorizing the Firm to make this opinion letter available to the SEC for such purposes, we are not establishing any lawyer-client relationship with the SEC.

This opinion letter is limited to the matters expressly stated herein and does not extend to, and is not to be read as extended by implication to, any other matters.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:_____
    Gareth Kristensen, a Partner